press release

Wilbur Ross resigns from the ArcelorMittal Board as a consequence of his confirmation as US Commerce Secretary

1 March 2017 - ArcelorMittal’s Board of Directors has taken note of Mr. Wilbur Ross’ resignation from the Board as a consequence of his confirmation as US Secretary of Commerce. The Board congratulates Mr. Ross on his new role.

Commenting, Mr. Lakshmi N. Mittal, Chairman & CEO, ArcelorMittal, said:

“I’ve known Wilbur for more than a decade, since we bought his company International Steel Group in 2004.  Since then he has been a very active and engaged member of our Board and has always been a trusted and valued source of advice to me.  He’s a very astute and successful businessman, whose many years of experience at the heart of international finance and commerce mean he is very well positioned to shape policy that promotes economic growth.  I am sure he will make an excellent Commerce Secretary, bringing great energy, experience and wisdom to the role.  It is very good news to have such an accomplished businessman and investor in government.”

The Board of ArcelorMittal has no intention to appoint a Board member on an interim basis before the next Annual General Meeting of Shareholders and will therefore be composed of eleven members going forward.